

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2013

<u>Via E-mail</u>
Tammy Skalko
Chief Executive Officer
House of BODS Fitness, Inc.
1061 South sun Drive, Suite #1097
Lake Mary, FL 32746

      Re: House of BODS Fitness, Inc.
               Registration Statement on Form S-1
               Filed August 16, 2013
               File No. 333-190667

Dear Ms. Skalko:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:
   - Disclose that you are an emerging growth company;
   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - State your election under Section 107(b) of the JOBS Act:
     - If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
     - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk

factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. We note that your officer and director is registering approximately 91% of the company's outstanding shares of common stock in this offering. Given the nature and size of the offering by the majority shareholder, please advise regarding your basis for determining that the offering is appropriately characterized as an offering that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. Refer also to CD&I Question 212.15 under Securities Act Rules, available at the SEC website at http://www.sec.gov/divisions/corpfin/ guidance/securitiesactrules-interps.htm. In your response, please also provide an analysis as to why Tammy Skalko is not an underwriter as to the shares she is offering for resale.

4. As to the shares offered by the selling shareholders, please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $.10. Your explanation should address the fact that the $.10 per share price appears to be the original price paid by selling shareholders, from the disclosure under "Recent Sales of Unregistered Securities," at page 52, and discuss the fact that this prohibits them from making any profit on sales unless and until there is an active trading market. Alternately, increase the fixed price and pay the additional filing fee.

5. We note your disclosure at page 19 under the risk factor, "The market price of our Common stock may be volatile," that the initial public offering price will be determined through a potential underwriter, should your retain an underwriter. Other disclosure in the document appears to have characteristics of a self-underwritten, best-efforts offering, such as the prospectus cover page disclosure that the shares will be sold by your officers and directors and the use of proceeds at different amounts of proceeds at page 21. With the next amendment, please clarify the plan of distribution. Please note that we may defer further review of your filing until this is clarified.

6. We note the disclosure that the common stock offered hereby will be sold at an initial public price of $.10 per share and thereafter the common stock offered hereby may be offered and sold at prevailing market prices, or at privately negotiated prices. Please revise to clarify this would only apply to the shares offered by the selling shareholders or advise. Consider risk factor disclosure, as appropriate.

7. Please revise to include your audited financial statements in the prospectus. We note that as the document is formatted, it appears that the financial statements are in Part II of the registration statement.

Registration Statement Cover Page

Calculation of Registration Fee Table

8. It appears that you are determining the registration fee pursuant to Rule 457(a) as opposed to Rule 457(o). Please advise or revise your fee table accordingly.

Prospectus Summary, page 1

9. Please revise your summary section to disclose your independent auditor's going concern opinion and to state that you are a development stage company. Please revise to disclose your monthly "burn rate," pre and post-offering. Also state the amount of cash you have on hand as of the most recent practical date and update that with any subsequent amendments.

House of BODS Fitness, Inc., page 1

10. Please revise this section to clarify whether you have been in the dance studio business since 2007. In this regard, we note your disclosure on page 4 that you "have recently commenced operations" and "changed [your] business plan."

11. Please quantify the number of you clients you currently have, as we note that your statement regarding having over "thousands of clients" is not clear here or on page 32. In addition, reconcile this disclosure with your statement on page 4 that although you operated since 2007 your "operations has [sic] not been substantial." Also, please clarify how you count clients. For instance, do people have a monthly membership to your dance studio or pay for individual classes?

Risk Factors, page 3

1. We will need additional infusion of capital, page 3

12. It appears that you are describing two different risks in this risk factor. Please revise to identify and describe each risk in a separate risk factor. Please revise into two risk

factors, one which discusses the need for additional capital and the other the risk of dilution to shareholder upon potential issuance of more shares.

13. We may incur rising costs, page 8

13. Because you only have one studio, please revise to remove the reference to "existing studios."

25. Some officers and directors, page 12

14. We note that in addition to your CEO you only have one other officer and director. Please revise your reference to "other executive officers and directors" and state the approximate number of hours your other officer and director will devote to the company per week.

32. We may face intellectual property risks, page 14

15. Please revise to describe what "other intellectual property" you are referring to in this risk factor. In addition, please disclose the "foreign jurisdictions where [your] products will be sold."

34. We are dependent on the continued growth of online commerce, page 15

16. This risk factor appears to be out of date because selling goods on the Internet is no longer new and the Internet appears to have largely been accepted. Please update this risk factor accordingly. In addition, please revise similar disclosure about internet acceptance on page 33.

17. Please clarify what product(s) you intend to sell over the Internet.

37. Investment by tax-exempt investors, page 16

18. Please revise to state that prospective investors are encouraged to consult their own tax advisors, rather than stating that they should consult their tax advisors.

41. The requirements of being a public company, page 18

19. Please provide an estimate of the increased legal and financial compliance costs referenced in this risk factor.

44. We have broad discretion in the use of the net proceeds, page 20

    20. Please revise for consistency your statement here that you "cannot specify with any certainty the particular uses of the net proceeds" with the use of proceeds breakdown you provide on pages 20 and 21.

Use of Proceeds, page 20

    21. Please expand upon the Use of Proceeds discussion to include a timeline for implementing the listed uses. This disclosure should correspond with the disclosure under "Plan of Operation," at page 40.

    22. Please also provide a breakdown of the use of proceeds if 75% of the offering is raised, if this is a best efforts offering or advise.

Dilution, page 21

    23. Please provide all of the disclosures required by Item 506 of Regulation S-K. Specifically, disclose the amount of the increase in net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered. Also, tell us how the amounts presented were computed.

Selling Shareholders, page 22

    24. Please briefly provide disclosure regarding the transactions from which the selling shareholders received their shares. Identifying the selling shareholder with the transaction from which he or she received the shares may be done through footnote to the selling shareholder table, or otherwise.

    25. We note your statement that none of your selling shareholders "have had any position, office or other material relationship with us in the last three years." Both Ms. Skalko and Mr. Beshara are your officers and directors and selling shareholders. Please revise to describe their relationship with your or any of your predecessors or affiliates in this section. Refer to Item 507 of Regulation S-K.

    26. Please note that certain family members are deemed to beneficially own the shares held by other family members. Please confirm that your selling shareholders table is accurate in this regard.

    27. Please identify the natural person who has voting power and/or investment control of Public Corporate Consultants, Inc.

    28. There appears to be a typographical error in the selling shareholder table as to Mr. Harry Pack beneficially owning "3015,000" shares. Please revise or advise.

29. Reference is made to the two notes on page 24. Please separate the notes into two distinctive notes. With your current presentation, it is difficult for a reader to determine the end of note 1 and the beginning of note 2.

Plan of Distribution, page 24

30. We note that you describe the plan of distribution by selling shareholders in this section. Please revise this section to include a discussion about the primary offering's plan of distribution. Please note that we may defer further review of your filing until this information is included.

Common Stockholders of Record, page 26

31. Please update to provide the number of stockholders of record as the most recent practicable date. Similarly, refer to the footnotes to the Selling Shareholder table, at page 24. Please revise to update the selling shareholder table to a more recent practicable date.

Description of Securities to be Registered, page 29

32. Please delete the statement that all your shares of common stock issued and outstanding "are fully paid and non-assessable" or attribute the statement to counsel.

Experts, page 30

33. Your disclosure indicates that the financial statements for the interim period included in the filing were audited, but this does not appear to be the case. Please revise or advise.

Business, page 31

34. Please revise to briefly provide a more detailed summary of your business and current operations. To the extent that you discuss future business plans here, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that. This applies to any included discussion of future plans or products, such as the mention of opening additional dance studios, producing a DVD or series of DVDs, web based sales, as well as to what types of products you may offer, and for your hope to add paid subscription services. If you are not able to expand upon the disclosure in this regard, please either delete the reference to these products or clearly state that you currently have no plans or funds in regard to certain products.

35. Please revise your disclosure to state how many full-time and part-time employees you currently employ. Also state how many dance or fitness instructors you employ.

36. Please revise to indicate how many clients you currently have and describe the fees you charge for club membership, fitness and dance classes. In this regard, include the average number of clients you have each month and their average spending in your dance studio.

37. Please remove your reference to "Craze" from the prospectus or revise to explain what you mean.

38. We note that your financial statements refer to your subsidiary. Please revise your business section to list and describe it.

General, page 31

39. We note your reference to your website at www.houseofbods.com. It does not appear to be a working website address. Please revise to remove the reference to this website or advise.

DVD Continuity Programs, page 33

40. Please revise to provide the estimated cost of producing a DVD or DVD series and the price you estimate charging for your DVDs.

Paid Subscription Services, page 33

41. Please revise to state that there is no guarantee that you will reach "a critical mass of customers (approximately 50,000 unique individuals)."

Material Agreements, page 35

42. Please clarify what is meant by the Company enters into "material agreements" with clientele on a month to month basis. Please explain if these are memberships or other types of agreements and any cancellation policies, if applicable.

Management's Discussion and Analysis, page 38

Critical Accounting Policies and Estimates, page 39

43. We note your disclosure to see Note 2 to the financial statements for a description of your critical accounting policies. Your disclosure of critical accounting policies should supplement, not duplicate the description of accounting policies that you have disclosed in the notes to the financial statements. While the accounting policy note in the financial statements describes the method used to apply an accounting principle, your discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application

over time. Please revise accordingly. Refer to Section 501.14 of Financial Reporting Codification for guidance.

(b) Plan of Operation, page 40

44. Please update your plan of operations for the next twelve months as we note that the section currently includes only information through June 2013. We note that two specific goals you mention in this section are (1) opening additional dance studios and (2) producing DVDs. Your discussion should include each specific step you intend to take toward these goals, the time involved in your estimation, and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step so that an investor can get a clearer understanding of how and when you expect to reach revenue generation. If you currently do not have funding available for implementation of a goal, please make that clear.

45. In this regard, please revise to include a more detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding. This should correspond with the disclosure to be founds under "Use of Proceeds," at page 20.

46. Please also revise to state that there is no guarantee that you will expand your business into other cities.

47. Please revise on page 41 to state that there is no guarantee that you will be able to satisfy cash requirements and working capital needs through the methods you listed. In addition, provide an estimate of additional financing you may require and disclose whether you have taken any steps to seek additional financing.

48. Please state the basis for management's belief disclosed here that its current and future plans enable it to continue as a going concern for the next twelve months. Conform the like disclosures on pages 4, F-14 and F-30.

(b) Management's Discussion and Analysis of Financial Condition, page 40

49. Please provide a comparative analysis of all periods presented in your filing. For example, we note that there is no comparative analysis of your results of operations for the fiscal year ended December 31, 2012 compared to the fiscal year ended December 31, 2011.

50. Given that "general and administrative expenses" is you most significant expense category for each period presented, please list and quantify the major expense items that such expenses consist of for each period reported.

Operating Loss, page 41

51. You disclose that the studio temporarily ceased operations in the first quarter of 2013 for the purpose of reworking the business plan and schedule. Please disclose if and when the studio resumed operations. If it has not resumed operations, disclose the reason for this, and when you expect operations to resume and the basis for your expectation.

52. Please state the basis for your estimation that your operating expenses will increase during the fiscal year ending December 31, 2013 to $80,000, and clarify if this is referring only to general and administrative expenses or if it is inclusive of cost of revenue.

Liquidity and Financial Resources, page 42

53. Please provide a comparative discussion of each section of your cash flows (i.e., operating, financing, and investing) between all comparable periods presented in the statements of cash flows. For example, there is no discussion of cash flows between fiscal years 2012 and 2011. Your discussion should be accompanied by an analysis at the appropriate level of detail. Please note that in regard to operating cash flows that your analysis should focus on factors that directly affect cash, and not merely refer to net losses, which is recorded on an accrual basis, and timing of collections and payments. Refer to item 1 of Section IV.B of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

54. You disclose in the third paragraph under this heading that through the Company's officers' and directors' relationships with friends, family members and close business associates, you intend to correct any deficiency in working capital through the sale of common equity to investors and/or through the identification and potentially entering into arrangements with strategic partners in order to fund operations in 2013. Please state whether you have formal, binding commitments for funding from these sources and the amount of such, and if not, state that there is no guarantee of funding from these sources.

Directors, Executive Officers and Corporate Governance, page 43

Tammy Skalko, CEO, President and Director, page 43

55. Please revise the description of Ms. Skalko's business experience to describe her business experience during the past five years. Refer to Item 401(e)(1) of Regulation S-K.

Prospectus Back Cover Page

56. Please revise to include the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Part II

Undertakings, page 54

57. Please revise the undertakings language to match the language set forth in Item 512 of Regulation S-K for each undertaking that is provided in sections (1), (2) , (3) and (4). We note, for example, that some undertakings refer to a "small business issuer."

Signatures, page 56

58. Please revise your signature page to have your principal financial officer and principal accounting officer or controller sign the registration statement in their individual capacities. These signatures should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he has signed.

Financial Statements, page F-1

59. Please note the age of financial statements requirements pursuant to Rule 8-08 of Regulation S-X and update accordingly. It appears that you should include interim financial statements for the three and six months ended June 30, 2013.

Consolidated Statements of Cash Flows, page F-3

60. Please tell us the facts and circumstances regarding the issuance of 7,400,000 shares of common stock to Atlas Capital Partners LLC ("Atlas") in connection with the merger of the Company and Atlas as well as the shareholder loan converted to paid-in capital that you have disclosed under supplemental disclosures of non-cash investing and financing activities on the consolidated statements of cash flows.

Notes to Consolidated Financial Statements, page F-4

Note 2: Summary of significant accounting principles, page F-4

Revenue Recognition, page F-5

61. You disclose that you have membership rates and dues. Please revise your revenue recognition policy to disclose your accounting policy for memberships including the timing of when revenue is recognized. In so doing, disclose when you receive these rates

and dues, and if there is deferred accounting for fees received in advance of when services are provided.

62. You state that you "will" recognize revenue in accordance with Accounting Standards Codification subtopic 605-10. Please confirm and disclose accordingly whether you in fact do so. Conform the like note for the annual financial statements accordingly.

Note 3: Property and Equipment, page F-10

63. It appears that the amounts under the column for the period ended December 31, 2012 are as of December 31, 2011. Please revise as appropriate.

Note 4: Other Assets, page F-11

64. Please explain to us the basis for capitalizing and amortizing startup costs rather than expensing them as incurred pursuant to Accounting Standards Codification 720-15-25-1. Reference is also made to note 4 on page F-27.

Note 5: Income Taxes, page F-11

65. Reference is made to the effective tax rate table at the top of page F-12. The column for the preceding year should be for the comparative prior year interim period. Please revise accordingly.

Note 6: Capital Structure, page F-12

Common Stock, page F-12

66. From information disclosed on pages 53 and F-30, it appears the last entry under this heading on page F-13 in regard to the issuance of 95,000 shares should be 160,000 shares issued in January 2013. Please revise or advise.

Report of the Independent Registered Public Accounting Firm, page F-15

67. The first paragraph indicates that the financial position of House of BODS Fitness, Inc., and Subsidiary as of December 31, 2012 and 2011, and the statements of operations, stockholders' equity and cash flows for the years then ended were audited. However, the third paragraph opines as to the period of December 31, 2012 only. Please advise as to the periods upon which the independent accountant opined upon, and conform the report accordingly.

68. We note references in the report in regard to the plural and singular in referring to the independent accountant. For example, the fifth sentence in the second paragraph refers to "I." Please revise for consistency throughout the report.

Consolidated Statements of Financial Condition, page F-16

69. Please tell us the facts and circumstances that generated the prepaid expenses of $2,600. In your response, tell us why the balance has remained the same for all periods presented in the filing, including the period ended March 31, 2013.

Exhibit 23.1

70. Provide a currently dated consent from the independent registered public accountant in any amendment of this filing.

Exhibit 23.2

71. It appears that the legal opinion was filed as Exhibit 23.2 instead of Exhibit 5.1. Please refile the exhibit.

72. Please have counsel opine that shares offered by the company are duly authorized, validly issued, fully paid and non-assessable. We note that counsel opines only that "the shares of Outstanding Common Stock" offered by the selling shareholders "have been duly authorized, validly issued and are fully paid and non-assessable."

73. Please have counsel revise the third paragraph of the opinion to remove assumption (b)(i).

74. Please have counsel revise to delete the last sentence on page 1 of the opinion that begins "[w]ith respect to my opinion set forth below."

75. Please include counsel's consent to being named in the registration statement.

76. Please have counsel revise the penultimate paragraph of the opinion to remove the words "by the Company." There should not be any limitation on reliance. Refer to Staff Legal Bulletin, No. 19 (CF), Legality and Tax Opinions in Registered Offerings, available on the SEC website, www.sec.gov.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
Raul N. Rodriguez, Esq.